Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.                                      Name and Address of Company

Lake Shore Gold Corp. (the “Company”)
181 University Avenue
Suite 2000
Toronto, ON
M5H 3M7

2.                                      Date of Material Change

December 16, 2013

3.                                      News Release

A news release was issued on December 16, 2013, through the facilities of Marketwired, and subsequently filed on SEDAR.

4.                                      Summary of Material Change

The Company entered into a modification agreement (the “Agreement”) with Sprott Resource Lending Partnership (“Sprott”) and the lenders party to the credit agreement dated June 13, 2012 (as previously amended, the “Credit Agreement”), with respect to the existing credit facilities (the “Facility”), comprising a gold loan and a standby line of credit. The Agreement increases the minimum guaranteed return on the gold loan portion of the Facility, amends the maturity and repayment terms of the standby line of credit, and amends certain of the Company’s covenants under the Credit Agreement, among other amendments.

5.                                      Full Description of Material Change

The Company signed a modification agreement with Sprott effecting the following amendments to the :

(a)                                 amend the definition of Current Liabilities to remove certain amounts owing to the Facility lenders from the calculation;

(b)                                 extend the maturity date of the Standby Line Facility to November 30, 2016;

(c)                                  provide for mandatory principal prepayments on the Standby Line Facility of (i) $5,000,000 on or before January 2, 2014, and (ii) 18 equal monthly principal prepayments commencing June 30, 2015;

(d)                                 increase the Minimum Rate of Return payable in respect of the Gold Loan Facility under Section 6.5 of the Credit Agreement (in circumstances where no prepayment under Section 6.4 of the Credit Agreement has occurred) from 5% per annum to 7.5% per annum;

(e)                                  provide for the payment of an accommodation fee in the amount of $350,000;

(f)                                   remove the total indebtedness to tangible net worth ratio covenant set out in Section 8.1(x) of the Credit Agreement and the reserve tail ratio covenant set out in Section 8.1(aa) of the Credit Agreement;

(g)                                  modify the current ratio covenant set out in Section 8.1(z) to include a requirement that the Company shall at all times maintain a minimum balance of cash and cash equivalents of not less than $10,000,000;

(h)                                 modify Section 6.7 of the Credit Agreement to amend the voluntary prepayment terms to provide for voluntary prepayments of up to $10,000,000 without prepayment fees, and to provide that all voluntary prepayments in excess of $10,000,000 will include prepayment fees;

(i)                                     modify the repayment requirements under Section 6.8 of the Credit Agreement, as they relate to a Change of Control to provide that upon the occurrence of a Change of Control, all amounts owing in respect of the Credit Facilities shall automatically become due and payable in full;

(j)                                    provide for the payment of prepayment fees in connection with certain mandatory and voluntary prepayments of the Standby Line Facility in amounts equal to 8% for all such voluntary prepayments made during the calendar year 2014, 6% for all such voluntary prepayments made during the calendar year 2015 and 4% for all such voluntary prepayments made during the calendar year 2016;

(k)                                 modify the Standby Line Rollover Fee payable pursuant to Section 4.6 of the Credit Agreement to add an additional 2% fee to be made payable on December 31, 2014 (subject to reduction to 1% in the event that certain prepayments are made as contemplated in Section 2.11 below); and

(l)                                     modify Section 8.2(c)(i)(C) of the Credit Agreement to increase the fair market value of assets which may be disposed of free from the prohibition on dispositions set out in Section 8.2(c) of the Credit Agreement from $5,000,000 to $25,000,000 and to restrict this to mobile equipment only.

6.                                      Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

Mark Utting, Vice-President, Investor Relations, (416) 703-6298.

9.                                      Date of Report

December 18, 2013

Cautionary Note Regarding Forward-looking Information

Certain statements in material change report relating to the credit facility and related transactions between Lake Shore Gold and Sprott Resource Lending Partnership, as well as Lake Shore Gold’s operating and development plans, general exploration activities and business strategy are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.